Exhibit 12.1
Ratio of Earnings (Losses) to Fixed Charges (000’s)

	2007	2006(1)	2005(1)	2004(1)	2003(1)

Earnings (Losses):
Income (loss) from continuing operations, pre-tax	(22,038)	(119,150)	(29,149)	(32,619)	2,028
excluding Energy, pre-tax	367	962	1,063	1,018	532

Total	(22,405)	(120,112)	(30,212)	(33,637)	1,496
Fixed charges	18,344	11,510	11,790	11,422	12,019

Total	(4,061)	(108,602)	(18,422)	(22,215)	13,515

Fixed Charges:
Interest expense, excluding interest income & capitalized interest	17,411	11,110	11,390	11,024	11,636
Amortized expenses related to indebtedness	933	400	400	398	383

Total	18,344	11,510	11,790	11,422	12,019

Ratio of earnings (losses) to fixed charges	(0.2)	(9.4)	(1.6)	(1.9)	1.1
Additional pre-tax earnings needed to achieve a 1:1 ratio	22,405	120,112	30,212	33,637	—

(1)	See Note 16 to the Consolidated Financial Statements included elsewhere in this document regarding the restatement of previously issued financial statements.